Exhibit 22.1

Seabridge Gold Inc.

Notice Of Annual General Meeting of Shareholders

NOTICE IS HEREBY GIVEN that the Annual General Meeting (the "Meeting") of the shareholders of SEABRIDGE GOLD INC. (herein called the "Corporation") will be held at The Albany Club, 91 King Street East, Toronto, Ontario, Canada M5C 1G3 on Wednesday, June 27, 2007 at the hour of 4:30 p.m. (Toronto time) for the following purposes:

1.	to receive and consider the audited financial statements of the Corporation for the year ended December 31, 2006 and the auditors’ reports thereon;

2.	to fix the number of directors at seven;

3.	to elect directors for the ensuing year;

4.	to appoint the auditors for the ensuing year;

5.	to authorize the directors to fix the remuneration to be paid to the auditors;

6.	to transact such other business as may properly come before the Meeting.

The accompanying Management Proxy Circular provides additional information relating to the matters to be dealt with at the meeting and is deemed to form part of this notice.

If you are unable to attend the meeting in person, please complete, sign and date the enclosed form of proxy and return the same within the time and to the location set out in the form of proxy accompanying this notice.

DATED at Toronto, Ontario this 7th day of May, 2007.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Rudi P. Fronk

Rudi P. Fronk

President and Chief Executive Officer

Seabridge Gold Inc.

Management Proxy Circular
(As at May 7, 2007, except as indicated)

Solicitation of Proxies

This management proxy circular is furnished in connection with the solicitation of proxies by the management of Seabridge Gold Inc. (the "Corporation") for use at the Annual Meeting of Shareholders (the “Meeting”) of the Corporation to be held on June 27, 2007 and at any adjournments thereof.  The solicitation will be conducted by mail and may be supplemented by telephone or other personal contact to be made without special compensation by officers and employees of the Corporation or by agents retained and compensated for that purpose.  The cost of solicitation will be borne by the Corporation.

Appointment of Proxyholder

The purpose of a proxy is to designate persons who will vote the proxy on a shareholder’s behalf in accordance with the instructions given by the shareholder in the proxy.  The persons whose names are printed in the enclosed form of proxy for the Meeting are officers or directors of the Corporation (the “Management Proxyholders”).

A shareholder has the right to appoint a person other than a Management Proxyholder to represent the shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person’s name in the blank space provided or by executing a proxy in a form similar to the enclosed form.  A proxyholder need not be a shareholder.

Voting by Proxy

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting.  Shares represented by a properly executed proxy will be voted or be withheld from voting on each matter referred to in the Notice of Meeting in accordance with the instructions of the shareholder on any ballot that may be called for and if the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly.

If a shareholder does not specify a choice and the shareholder has appointed one of the Management Proxyholders as proxyholder, the Management Proxyholder will vote in favour of the matters specified in the Notice of Meeting and in favour of all other matters proposed by management at the Meeting.

The enclosed form of proxy also confers discretionary authority upon the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters which may properly come before the Meeting.  At the date of this Management Proxy Circular, management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting.

Completion and Return of Proxy

Completed forms of proxy must be received at the office of Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, Canada M5J 2Y1 or Fax 1-866-249-7775 not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

Non-Registered Holders

Only shareholders whose names appear on the records of the Corporation as the registered holders of shares or duly appointed proxyholders are permitted to vote at the Meeting.  Most shareholders of the Corporation are “non-registered” shareholders because the Shares they own are not registered in their names but are instead registered in the name of a nominee such as a brokerage firm through which they purchased the shares, a bank, trust company, trustee or administrator of self-administered RRSP’s, RRIF’s, RESP’s and similar plans; or a clearing agency such as The Canadian Depository for Securities Limited (a “Nominee”).  If you purchased your shares through a broker, you are likely an unregistered holder.

In accordance with securities regulatory policies, the Corporation has distributed copies of the Meeting materials, being the Notice of Meeting, this Management Proxy Circular and the Proxy, to the Nominees for distribution to non-registered holders.

Nominees are required to forward the Meeting materials to non-registered holders to seek their voting instructions in advance of the Meeting.  Shares held by Nominees can only be voted in accordance with the instructions of the non-registered holder.  The Nominees often have their own form of proxy, mailing procedures and provide their own return instructions.  If you wish to vote by proxy, you should carefully follow the instructions from the Nominee in order that your Shares are voted at the Meeting.

If you, as a non-registered holder, wish to vote at the Meeting in person, you should appoint your self as proxyholder by writing your name in the space provided on the request for voting instructions or proxy provided by the Nominee and return the form to the Nominee in the envelope provided.  Do not complete the voting section of the form as your vote will be taken at the Meeting.

In addition, Canadian securities legislation now permits the Corporation to forward meeting materials directly to "non objecting beneficial owners".  If the Corporation or its agent has sent these materials directly to you (instead of through a Nominee), your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Nominee holding on your behalf.  By choosing to send these materials to you directly, the Corporation (and not the Nominee holding on your behalf) has assumed responsibility for (i) delivering these materials to you and (ii) executing your proper voting instructions.

Revocability of Proxy

Any registered shareholder who has returned a proxy may revoke it at any time before it has been exercised.  In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing, including a proxy bearing a later date, executed by the registered shareholder or by his attorney authorized in writing or, if the registered shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized.  This revocation must be delivered either to Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, Canada M5J 2Y1 or to the Corporation at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof, or to the Chairman at the Meeting or any adjournment thereof.  A proxy may also be revoked in any other manner provided by law.

Only registered shareholders have the right to revoke a proxy.  Non-Registered Holders who wish to change their vote must, at least 7 days before the Meeting, arrange for their respective Nominees to revoke the proxy on their behalf.

Record Date

The Board of Directors of the Corporation has fixed May 16, 2007 as the record date (the “Record Date”) for the purpose of determining shareholders entitled to receive Notice of the Meeting.  Only shareholders of record as at the close of business on the Record Date are entitled to receive notice of the Meeting and to vote the common shares held by them, either in person or by proxy, at the Meeting or any adjournment thereof.

Voting Shares And Principal Holders of Voting Securities

The Corporation is authorized to issue an unlimited number of common shares without par value and an unlimited number of preferred shares, issuable in series, of which 34,668,685 common shares were issued and outstanding and no preferred shares were issued and outstanding as of May 7, 2007.  The holders of common shares are entitled to one vote for each common share held.

Each resolution to be voted on at the Meeting must be passed by a simple majority (50%) of the votes cast on the resolution.

To the knowledge of the directors and executive officers of the Corporation as of May 7, 2007, the only persons who beneficially own, directly or indirectly, or control or direct voting securities carrying more than 10% of the voting rights attached to all outstanding voting shares of the Corporation are Pan Atlantic Bank and Trust Limited which owns 6,291,152 shares representing 18.1% of the outstanding shares of the Corporation and funds under the control of Friedberg Mercantile Group Ltd. which own 492,200 shares, representing 1.4%.  Pan Atlantic Bank and Trust

Ltd. is ultimately beneficially owned and controlled by Albert D. Friedberg and members of his immediate family. Albert D. Friedberg is the President and a director of Friedberg Mercantile Group Ltd.

Election Of Directors

The directors of the Corporation are elected at each annual general meeting and hold office until the next annual general meeting or until their successors are appointed.  In the absence of instructions to the contrary, the enclosed proxy will be voted for the nominees herein listed.

The Corporation does not have an executive committee.  The Corporation is required to have an audit committee.  Members of this committee, and other committees of the Board, are as set out below.

Management of the Corporation proposes to nominate each of the following seven persons for election as a director.  The number of directors being elected has been reduced from eight to seven as Mr. Henry Fenig, a long-serving director, has decided not to seek re-election to the Board. Since this represents a decrease in the Board by one member from the number of directors elected at the last Annual General Meeting, shareholders will be asked to approve a resolution fixing the number of directors at seven.  Information concerning such persons, as furnished by the individual nominees, is as follows:

Name, Municipality of Residence and Position	Principal Occupation or employment and, if not a previously elected director, occupation during the past 5 years	Previous Service as a Director	Number of Common Shares beneficially owned or, directly or indirectly, Controlled (5)
James S. Anthony Toronto, Ontario, Canada Chairman of the Board(6)	President, Suma Investments Inc., a private investment company since 1986.	Since October 1999	524,791 directly 493,334 indirectly
A. Frederick Banfield(1) (3) (4) Tucson, Arizona, USA	Chairman, Mintec Inc., a consulting and software company providing services to the minerals industry, since 1970.	Since October 1999	120,000
William M. Calhoun(1) (2) (3) (4) Silverton, Idaho, USA	President, William M. Calhoun, Inc., since 1983, a minerals industry consulting company.	Since February 2000	43,334
Thomas C. Dawson(1) (3) (4) Toronto, Ontario, Canada	Chief Financial Officer, Arizona Star Resource since 2005. Retired as Senior Audit and Accounting Partner, Deloitte & Touche LLP in 1999.	Since January 2006	18,100 directly 10,000 indirectly
Louis J. Fox(2) (3) (4) Fort Lauderdale, Florida, USA	Private Businessman. From 1984 to 1999, a Senior Vice President of Gerald Metals, Inc.	Since January 2000	200,000
Rudi P. Fronk Toronto, Ontario, Canada President and CEO	President and CEO, Seabridge Gold Inc.	Since October 1999	899,500
Eliseo Gonzalez-Urien(2) (3) (4) Ashland, Oregon, USA	Senior Technical Advisor, Seabridge Gold Inc. since 2003; Retired as Senior Vice President, Placer Dome Inc. in 2001.	Since January 2006	25,000

(1)	Member of the Audit Committee.
(2)	Member of the Compensation Committee
(3)	Member of the Corporate Governance Committee
(4)	Member of the Nominating Committee
(5)
Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at May 7, 2007, based upon information furnished to the Corporation by individual directors.  Unless otherwise indicated, such shares are held directly.

(6)	The position of Chairman is non-executive; the primary responsibilities are those of Lead Director as set out in the Dey Commission Report on Corporate Governance prepared for the TSX.

No proposed director is to be elected under any arrangement or understanding between the proposed director and any other person or company, except the directors and executive officers of the company acting solely in such capacity.

To the knowledge of the Corporation, no proposed director:

(a)
is, as at the date of the Management Proxy Circular, or has been, within 10 years before the date of the Management Proxy Circular, a director or executive officer of any company (including the Corporation) that, while that person was acting in that capacity,

(i)	was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(ii)
was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(iii)
or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)
has, within the 10 years before the date of the Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Executive Compensation

The following table sets forth all annual and long term compensation for services in all capacities to the Corporation and its subsidiaries for the three most recently completed financial years in respect of each of the individuals comprised of the Chief Executive Officer and the Chief Financial Officer as at December 31, 2006 and the other three most highly compensated executive officers of the Corporation as at December 31, 2006 whose individual total compensation for the most recently completed financial year exceeded $150,000 and any individual who would have satisfied these criteria but for the fact that individual was not serving as such an officer at the end of the most recently completed financial year (collectively “the Named Executive Officers”).  The Named Executive Officers of the Corporation are Rudi Fronk, Roderick Chisholm and William Threlkeld.

Summary Compensation Table

NEO Name and Principal Position	Year	Annual Compensation			Long Term Compensation			All Other Compen- sation ($)
		Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Awards		Payouts
					Securities Under Option/ SAR's granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)
Rudi P. Fronk, President & CEO	2006 2005 2004	$300,000 $250,000 $250,000	Nil Nil $25,000	Nil $7,750(1) $18,269(1)	250,000/Ni Nil/Nil Nil/Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
William E. Threlkeld Senior VP	2006 2005 2004	$139,000 $160,000 $156,300	$139,000 $29,200 Nil	Nil Nil Nil	Nil/Nil 50,000/Nil Nil/Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Roderick Chisholm Chief Financial Officer	2006 2005 2004	$120,000 $120,000 $96,000	$120,000 $25,000 $10,000	Nil Nil Nil	Nil/Nil Nil/Nil 115,000/Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

(1)	Other Annual Compensation is comprised of certain educational expenses reimbursed to Mr. Fronk by the Corporation.

Except as specifically stated otherwise, all dollar amounts set out herein or references to "$" are to Canadian Dollars.

Long Term Incentive Plan (LTIP) Awards

The Corporation does not have a LTIP, pursuant to which cash or non-cash compensation intended to motivate performance over a period greater than one financial year (whereby performance is measured by reference to financial performance or the price of the Corporation's securities), was paid or distributed to the Named Executive Officer(s) during the most recently completed financial year.

Option/Stock Appreciation Rights ("SAR") Grants during the most recently completed Financial Year

The following table sets forth stock options granted during the most recently completed financial year to each of the Named Executive Officers.  The Corporation pursues a highly conservative approach to options for officers and directors to ensure that this form of compensation does not provide a short-term incentive to inflate values in contradiction to the Corporation’s long-term strategy.

Name	Securities Under Options/SAR's Granted (#)	% of Total Options/SAR's Granted to Employees in Fiscal Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SAR's on Date of Grant ($/Security)	Expiration Date
Rudi P. Fronk	250,000	28.6%	$10.56	$10.56	January 4, 2011

(1)
In August 2002, the Corporation announced a new stock option vesting policy for directors and senior management.  New option grants to directors and senior management are subject to a two-tiered vesting policy designed to better align option compensation with the interests of shareholders.  Pursuant to this new policy, in January 2006 the Board granted Mr. Fronk 250,000 options.  This option grant requires a $15.00 share price for 10 successive days for the first third to vest, an $18.00 share price for the second third and a $21.00 share price for the final third.  Once the share price has met the first test, the Corporation’s share price performance must exceed the S&P/TSX Capped Gold Index by more than 20% over the preceding six months or these options will be cancelled.

A Stock Option Plan was approved by shareholders at the Corporation’s 2003 Annual Meeting which placed strict limits on the number, duration and pricing of options.  The Plan provides that options will be exercisable over periods of up to 5 years (not the 10 years permitted by the Exchange) as determined by the Board of Directors of the Corporation and are required to have an exercise price no less than the closing market price of the Corporation's shares prevailing on the day that the option is granted (not at a discount of up to 15% as permitted by the Exchange).

Aggregated Options/SAR Exercises in Last Financial Year and Financial Year-End Option/SAR Values

The following table sets forth details of all exercises of stock options during the most recently completed financial year by each of the Named Executive Officer and directors of the Corporation, and as of December 31, 2006, the number of unexercised options held by the Named Executive Officer and directors, and the value of unexercised in-the-money options on an aggregated basis.  The Named Executive Officer and directors did not exercise any options in respect of the Corporation’s shares during the most recently completed financial year, other than as listed below:

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SAR’s at December 31, 2006 (#) Exercisable/Unexercisable(1)	Value of Unexercised In-the-Money Options/SAR's at December 31, 2006 ($) Exercisable/Unexercisable
Rudi P. Fronk	247,000	$2,294,630	333,333/166,667	$4,051,665/$998,335
William E. Threlkeld	Nil	Nil	350,000/Nil	$4,963,500/$Nil
Roderick Chisholm	Nil	Nil	140,000/Nil	$1,838,250/$Nil

(1)
In August 2002, the Corporation announced a new stock option vesting policy for directors and senior management.  New option grants to directors and senior management are subject to a two-tiered vesting policy designed to better align option compensation with the interests of shareholders.  Pursuant to this new policy, in August 2002 the Board granted each of Mr. Fronk and Mr. Threlkeld 200,000 options, in August, 2004 the Board granted Mr. Chisholm 100,000 options and in January, 2005 the Board granted Mr. Threlkeld a further 50,000 options.  These option grants require a $6.00 share price for 10 successive days for the first third to vest, a $9.00 share price for the second third and a $12.00 share price for the final third.  In 2006 January, the Board granted Mr. Fronk a further 250,000 options.  This option grant requires a $15.00 share price for 10 successive days for the first third to vest, an $18.00 share price for the second third and a $21.00 share price for the final third. Once the share price has met the first test, the Corporation’s share price performance must exceed the S&P/TSX Capped Gold Index by more than 20% over the preceding six months or these options will be cancelled.   During 2005, the $6 and $9 share price vesting requirements were met resulting in the vesting of 500,000 of the 750,000 stock options outstanding. During 2006, the $12 and $15 share price vesting requirements were met resulting in the vesting of the remaining 250,000 of the 2002-2005 options granted and 83,333 of the 2006 options granted.  During 2007, to date, the $18 share price vesting requirements were met resulting in the vesting of a further 83,333 of the 2006 options granted.

Termination of Employment, Changes in Responsibility and Employment Contracts

The President, Senior Vice President and Chief Financial Officer of the Corporation were paid a salary of $300,000, $139,000 and $120,000, respectively for the year ended December 31, 2006.  If their employment is terminated after a change of control of the Corporation, each of the President, Senior Vice President and the Chief Financial Officer is entitled to a severance package consisting of 12 months salary.

Except as disclosed above, the Corporation and its subsidiaries have no compensatory plan or arrangement in respect of compensation received or that may be received by the Named Executive Officers in the Corporation's most recently completed or current financial year to compensate such executive officers in the event of the termination of employment (resignation, retirement, change of control) or in the event of a change in responsibilities following a change in control, where in respect of the Named Executive Officers the value of such compensation exceeds $100,000.

Compensation of Directors

From its inception, until 2003, the only compensation paid by the Corporation to directors consisted of stock options.  In 2003 the Board’s Compensation Committee assessed the compensation paid to directors by natural resource companies comparable to the Corporation.  Their recommendations were presented to, and approved by, the full Board.  Commencing July 1, 2003 the Corporation adopted a compensation plan for outside independent directors which provided for annual fees of US$15,000 to each director payable quarterly in arrears plus reimbursement of expenses directly related to their duties as directors.  Effective January 2005, the annual fees were increased to US$20,000 for each director. The chairman of the Audit Committee receives an additional US$7,500 per year and the chairman of the Compensation Committee receives an additional US$2,500 per year.  There is no additional compensation for attending meetings or participating in Board committees.  This compensation is reviewed on an annual basis.  The Chairman and the President do not receive this compensation.  In addition, the Corporation may compensate directors for services they may provide outside the role of a director.  All such compensation is fully disclosed in Related Party Transactions in the Notes to the Fiscal Year 2006 Audited Financial Statements.  In connection with the $33,900 in technical services provided to the Corporation by a private company controlled by a director, the Board followed its written Conflict of Interest Policy as follows:  Management obtained information on the market value of the services to be provided which demonstrated the reasonableness of the director’s proposal; the Board reviewed and approved the proposed contract in the absence of the conflicted director.  During 2006, the Corporation paid its non-executive Chairman $144,000 to serve as Lead Director responsible for corporate governance matters. Also during 2006, the Corporation paid a third director $18,000 for geological consulting services.

In January 2006, the Board granted 875,000 additional five-year options to directors and senior management exercisable at $10.56 each and subject to the two-tiered vesting policy.  These options require a $15.00 share price for 10 successive days for the first third to vest, an $18.00 share price for the second third and a $21.00 share price for the final third.  Once the share price has met the first test, the Corporation’s share price performance must have exceeded the Toronto Stock Exchange Capped Gold Index by more than 20% over the preceding six months or these options will be cancelled.  These option grants were also subject to the approval of shareholders which was received on May 17, 2006.  During 2006, the $15 share price vesting requirements were met resulting in the vesting of 291,666 (including the 83,333 granted to the President) options.  During 2007, to date, the $18 share price vesting requirements were met resulting in the vesting of a further 291,666 (including the 83,333 granted to the President) of the options granted.

Shareholder Return Performance Graph

The following graph shows the cumulative Shareholder return for $100 invested in Common Shares of the Corporation on January 1, 2002 compared to the cumulative total return of the S&P/TSX Venture Composite Index (the “S&P/TSX Index”) and the S&P/TSX Capped Gold Index (the “S&P/TSX Gold Index”) for the past five years.

Year	Jan 1, 2002	Dec 31, 2002	Dec 31, 2003	Dec 31, 2004	Dec 31, 2005	Dec 31, 2006
S&P/TSX Capped Gold Index	$100	$144	$164	$150	$184	$235
S&P/TSX Venture Composite Index	$100	$104	$167	$176	$216	$288
Seabridge	$100	$848	$1,325	$1,075	$2,753	$4,138

Composition of the Compensation Committee

The Compensation Committee is presently composed of four directors, Henry Z. Fenig (Chairman), William M. Calhoun, Louis J. Fox and Eliseo Gonzalez-Urien, all of which are outside and unrelated directors.  As Mr. Fenig has decided not to seek re-election as a director of the Corporation at the Meeting, after the Meeting Mr. Fenig will no longer be a member of this committee.  During 2002, this Committee developed and obtained Board approval of the two-tiered vesting requirements for insider options.  Reporting to the full Board of Directors, this Committee is mandated to:

1.	On an annual basis, review the total compensation of the President and Vice President(s) against their performance, mandates and goals and make recommendations on their compensation to the Board;

2.
Review, approve and recommend to the Board for confirmation all grants of options to all directors and employees; ensure the proper administration of the Corporation’s options program in conformity with the Corporation’s Option Plan;

3.	Review on an annual basis the Corporation’s overall hiring and compensation practices with reference to industry norms.

None of the members of the Committee have any indebtedness to the Corporation or any of its subsidiaries nor have they any material interest, or have any associates or affiliates which have any material interest, direct or indirect, in any actual or proposed transaction in the last financial year which has materially affected or would materially affect the Corporation or any of its subsidiaries.

The compensation of the Corporation's executive officers is determined by the Board of Directors upon recommendations made by the Committee.  The Committee met twice during the last financial year.  The Corporation's executive compensation program consists of an annual base salary and a longer term component consisting of stock options, however the Committee may also recommend bonuses for management or its directors.

Report on Executive Compensation

Compensation Philosophy and Determination

The guiding philosophy of the Committee in determining compensation for executives is the need to provide a compensation package that is competitive and motivating; will attract, hold and inspire qualified executives; will encourage performance by executives to enhance the growth and development of the Corporation and its subsidiaries; and will balance the interests of the executive and those of the shareholders.  Achievement of these objectives is expected to contribute to an increase in shareholder value.

The Committee positions its executive compensation at or near the low end of the range of compensation levels for comparator companies.  While stock option grants to executives are low by comparison to comparator companies, the Corporation considers more modest grants appropriate given the high leverage strategy of the Corporation.  The comparator companies are natural resource companies involved in the acquisition, exploration, financing, development and operation of mineral properties.

When possible, the Committee reviews independently prepared surveys which provide competitive data reflecting comparable knowledge, skills and talents and the compensation paid.  In addition, the Committee collects and reviews relevant compensation data for companies similar to the Corporation from publicly available information.  Variables such as corporate size and earnings and rates of growth all have an influence on compensation levels and are analyzed and considered in setting compensation.

Base Salary and Bonus

The Chairman of the Committee prepares recommendations for the Committee with respect to the base salary and if appropriate, bonuses to be paid to the Chairman and Chief Executive Officer and to other executive officers.  The Committee's recommendation for base salaries and bonuses for the executive officers, including the Chairman and Chief Executive Officer, are then submitted for approval by the Board of Directors of the Corporation.  The compensation recommended is determined based on an assessment by the Committee of the executive's performance, a consideration of compensation levels in companies similar to the Corporation and a review of the performance of the Corporation as a whole.

Stock Options

In 2003, the Corporation adopted a Stock Option Plan to comply with TSX Venture Exchange requirements, the purpose of which is to allow the Corporation to grant options to directors, officers, employees and consultants, as additional compensation, and as an opportunity to participate in the success of the Corporation.  The granting of such options is intended to align the interests of such persons with that of the shareholders.  Options will be exercisable over periods of up to 5 years (not the 10 years permitted by the Exchange) as determined by the Board of Directors of the Corporation and are required to have an exercise price no less than the closing market price of the Corporation's shares prevailing on the day that the option is granted (not at a discount of up to 15% as permitted by the Exchange).

The Corporation’s Board of Directors is sensitive to the concerns of shareholders with respect to the grant of stock options to executives, namely that they can prove to be a significant but unreported expense to the Corporation and they may provide substantial, short-term windfall profits to executives due to market conditions unrelated to the Corporation’s success.  Therefore, in 2002, the Board of Directors adopted new policies to make the grant of stock options more accountable and fairer to shareholders.  First, the Corporation voluntarily elected to expense its option grants in its financial statements beginning January 1, 2002.  Second, in August 2002 the Corporation adopted a vesting policy with respect to director and executive options to ensure that these options are not exercisable unless the Corporation’s shareholders have achieved significant returns exceeding those of the industry.  New director and executive officer options are now subject to a two-tier vesting policy with the first test being the attainment of a specific share price.  Once the share price has met the first test, the Corporation's share price performance must exceed the S&P/TSX Capped Gold Index by more than 20% over the preceding six months or these options will be cancelled.

Chief Executive Officer Compensation

The compensation of the Chief Executive Officer ("CEO") consists of an annual base salary, and, if warranted, bonus and stock options determined in the manner described in the above discussion of compensation for all executive officers.  If employment is terminated after a change of control of the Corporation, the CEO is entitled to a severance package consisting of 12 months salary.

The foregoing report has been submitted by:

Henry Z. Fenig (Chairman)
William M. Calhoun
Louis J. Fox
Eliseo Gonzalez-Urien

Disclosure of Corporate Governance Practices

National Policy 58-101 sets out certain reporting requirements for issuers concerning their corporate governance practices.  In response to the requirements, the Corporation reports the following with respect to its practices.

Board of Directors

Independence - A majority of the Corporation’s directors are considered to be independent.  The Corporation proposes seven directors for election at the Meeting, five of whom it considers to be fully independent (a director who is independent of management and is free from any interest or any business or any other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act in the best interest of the Corporation, other than interests arising from shareholdings); A. Frederick Banfield; William M. Calhoun, Thomas C. Dawson; and Louis J. Fox.  The President and CEO, Rudi P. Fronk, is not considered to be independent.  The non-executive Chairman, James S. Anthony, has assumed a growing number of responsibilities relating to the effective functioning of the board and its compliance with an increasing number of regulations, requiring payment of fees of $144,000 in 2006, a sum which could give rise to an issue of independence.  Mr. Anthony is therefore considered to be not independent. Eliseo Gonzalez-Urien is paid a modest retainer as Senior Technical Advisor to consult with the Corporation’s geological team and as a result of such relationship is considered not independent.

Other Directorships - The following directors of the Corporation are also directors of other public companies: James Anthony is also a director of Arizona Star Resource Corp., Thomas Dawson is also a director or officer of Anvil Mining Inc., Arizona Star Resource Corp., Energy Split II Inc., Energy Split Corp. Inc., R. Split II Corp., SouthernEra Diamonds Inc. and WFI Industries Ltd.; Louis Fox is also a director of North American Palladium Ltd. and SouthernEra Diamonds Inc.; and Rudi Fronk is also a director of Arizona Star Resource Corp.

Meetings of Independent Directors - Independent directors meet formally once a year without non-independent directors to consider their effectiveness and independence as directors and to review whether or not they have the information and resources necessary to fulfill their obligations as directors and carry out the approved mandate of the board.  They also consider their relationship to management and whether or not, in their view, they have provided sufficient direction to management and whether or not, in their view, this direction has been followed appropriately.

Independence of Chair - The non-executive Chairman is not considered independent due to an increasing work load arising from board committee and board communication responsibilities, which workload warrants a level of payment which could be perceived to prejudice his independence.  The primary responsibility of the non-executive Chairman is to ensure board effectiveness and independence by acting in the role of lead director.  It is the view of the board that such a role cannot be effectively fulfilled without significant payment, which may paradoxically give rise to questions of independence.

Attendance– During the fiscal year ended December 31, 2006, the Corporation held eight directors’ meetings.  Messrs. Anthony, Banfield, Calhoun, Fenig and Fronk attended all eight meetings.  Mr. Messrs. Dawson, Fox and Gonzalez-Urien attended seven meetings and Mr. Fathi, a former director, attended one meeting.  Some directors were excluded from portions of some meetings in order to facilitate discussions among independent or non-conflicted directors, review compensation issues and discuss related party transactions.

Board Mandate

The board’s formally approved mandate is as follows:

The Corporation's Board of directors is responsible for the supervision of the management of the Corporation's business and affairs.  Under its governing statute (the Canada Business Corporations Act), the Board is required to carry out its duties with a view to the best interests of the Corporation.  The Board specifically recognizes its responsibility for the following areas:

(i)	representing the interests of the shareholders in all significant decisions affecting the Corporation and ensuring that shareholders are kept informed of developments affecting their Corporation;

(ii)	reviewing and approving corporate objectives, goals and strategies with a view to enhancing shareholder value;

(iii)	reviewing and approving the Corporation’s operating plans and monitoring performance;

(iv)	reviewing significant operational and financial issues as they arise and providing direction to management on these matters;

(v)	acting diligently to ensure that the Corporation fulfils its legal and regulatory requirements;

(vi)	evaluating the effectiveness of senior management and establishing their compensation; and

(vii)	evaluating whether of not directors receive the information they require to perform their duties as directors.

Position Descriptions

The Corporation does not have formally approved position descriptions for the CEO, the Chairman and the Chairman of each board committee.  It is the intention of the board to develop such positions descriptions in the future.  In general, it is the responsibility of the Chairman and the Chairmen of the committees to ensure that the formally approved mandates of the board and its committees are fulfilled.  The CEO has the responsibility for:

(i)	managing the day-to-day business of the Corporation in order to achieve the corporate goals established by the board;

(ii)	protecting the interests of shareholders and employees;

(iii)	complying with the Corporation’s formally approved Code of Business Ethics and the laws and regulations governing business conduct; and

(iv)	ensuring that the Corporation’s board is advised of all material matters affecting the Corporation so as to enable the board to fulfill its mandate.

Orientation and Continuing Education

New directors are provided with board and committee mandates and minutes, and the opportunity to meet with individual employees and directors for briefings.  The board has no formal policy for providing continuing education to its directors.  Publications, advisories from regulators and the advice of counsel and auditors are regularly provided to directors for their review.  Directors are selected for their expert knowledge of the mining industry which is continuously updated by them through their involvement in the industry.

Code of Business Ethics

The Corporation has adopted a formal Code of Business Ethics which is posted on its website and is provided to all directors, officers and employees.  The board does not formally monitor compliance with the Code.  The CEO is responsible for reporting to the Chairman of the audit committee and to the board any infractions of which he is aware.  No such infractions were reported to the board in 2006.  The Code contains a specific provision for dealing with transactions in which a director has a material interest.  This provision, which ensures that the board is able to make an informed, independent decision free of conflict, was followed in 2006.  A Whistleblower Policy was formally adopted in 2005 to promote ethical behaviour.  This Policy is published on the Corporation's website.  The board is not aware of any reports by whistleblowers made pursuant to the Policy in 2006.

Nomination of Directors

The Corporation has a nominating committee that is composed entirely of independent directors.  Collectively, the Board has numerous contacts in the industry and the nominating committee generally canvasses the directors for suggestions for new candidates for Board nomination with the expertise being sought.  The nominating committee does not currently have a formal mandate.  It is the intention of the board to adopt a mandate for this committee in the future.  Presently, the independent directors meet annually to discuss their assessment of the board’s effectiveness including the size of the board and whether or not it has the expertise required to perform its duties of oversight properly.  In 2005, the board determined that it required a new director with the appropriate background to act as Chairman of the audit committee due to the retirement of the director performing this duty and also a new director who would contribute knowledge of exploration programs and procedures in order to provide oversight of this function, which is an area of growing expenditure within the Corporation.  After reviewing a number of candidates for these two positions which had been proposed by other directors, two of these were recommended to the board.  These nominees were subsequently elected.

Compensation

The compensation committee undertakes an annual review of compensation for officers and directors.  The committee establishes a list of comparable companies selected on the basis of size and nature of business in order to ensure that the comparison is relevant with respect to roles, responsibilities and requirements imposed upon officers and directors. Compensation for these comparable companies is obtained from public sources.  The committee attempts to compensate its officers and directors within the range established by its peer group after considering both cash compensation (salaries and bonuses) and options.

The compensation committee consists entirely of independent directors.

The formally approved mandate of the compensation committee is as follows:

(i)	On an annual basis, review the total compensation of the President and Vice President(s) against their performance, mandates and goals and make recommendations on their compensation to the Board;

(ii)
Review, approve and recommend to the Board for confirmation all grants of options to all directors and employees; ensure the proper administration of the Corporation’s options program in conformity with the Corporation’s Option Plan;

(iii)	Review on an annual basis the Corporation’s overall hiring and compensation practices with reference to industry norms.

The Corporation has not retained an outside compensation consultant or advisor.

The Corporation has adopted a number of industry leading compensation policies over the past several years.  First, it began expensing options granted to directors and officers in mid 2002.  Secondly, the Corporation has established an innovative two-tier option vesting policy for insider options, particularly those to directors and senior management.  Finally, the Corporation has imposed tight limits on the number, length and pricing of options to insiders.  Details on these policies are found elsewhere in this information circular.

Other Board Committees

The Corporation has a corporate governance committee, the mandate of which is as follows:

(i)	Prepare and recommend to the Board on an annual basis, proposed goals for the Corporation and its CEO and a mandate for the CEO;

(ii)	Ensure that the Board is adequately informed of developments and issues within the Corporation such that it is able to fulfill its duties and responsibilities;

(iii)	Ensure that the Board reviews and approves all major corporate decisions which could reasonably be expected to affect shareholder value;

(iv)	Assess the effectiveness of the Board as a whole, of each of the directors and of each committee of directors and consider the impact that the number of directors has on effectiveness of the Board.

(v)	Conduct an annual discussion among independent directors on the role and effectiveness of independent directors;

(vi)	Ensure that each Board Committee has a clear, written mandate and is performing diligently the tasks necessary to limit Board liability;

(vii)	Oversee the administration of the Corporation’s Code of Business Ethics;

(viii)
Oversee an annual review of each director’s business interests in accordance with the Corporation’s Conflict of Interest Policy to ascertain which conflicts might exist with respect to the interests of the Corporation and how such conflicts, if any, are to be managed so as to ensure the independence of directors and to protect the interests of the Corporation and its shareholders;

(ix)	Review disclosure of corporate governance matters to ensure that shareholders are adequately informed of the Board’s procedures for governance on their behalf;

To help ensure that the Corporation makes full and timely disclosure of all material information related to its operations and complies with all aspects of the law in this respect, the Corporation has adopted the Disclosure Policy as outlined in “Schedule A”.

Assessments

Independent directors meet annually without non-independent directors to assess the effectiveness of the board.  No formal method of evaluation is used.

Response to Shareholders

The Corporation communicates regularly with its shareholders and maintains a website at www.seabridgegold.net.  Management is available to shareholders to respond to questions and concerns on a prompt basis.  The Board believes that management's communications with shareholders, and the avenues available for shareholders and others interested in the Corporation to have their inquiries about the Corporation answered, are responsive and effective.

If you have issues, questions or comments which you would like to have considered by your directors at the Annual Meeting of Shareholders please advise us at:  The Secretary, Seabridge Gold Inc., 106 Front Street East, Suite 400, Toronto, Ontario, Canada M5A 1E1, info@seabridgegold.net or by fax at 416-367-2711.

Expectations and Accountability of Management

The Board's access to information relating to the operations of the Corporation, through the membership on the Board of directors of a key member of management and, as necessary, the attendance by other members of management at the request of the Board, are key elements to the effective and informed functioning of the Board of the Corporation.  Monthly financial reports are provided to all directors which reconcile actual to budgeted expenditures.  In addition, commencing with the first quarter of 2004, the Corporation’s auditors have undertaken formal reviews of quarterly financial statements.  This review includes a meeting between the Board’s Audit Committee and the auditors.  In the past, the Corporation has followed this procedure on an informal basis but has elected to formalize the review in keeping with new standards for continuous financial disclosure.  The Board believes that a formal review by the auditors is a useful way to assure shareholders of management’s accountability.

The Board is directly involved in setting and approving goals and plans and monitoring performance.  This process establishes clear expectations of management and accountability for results.  The Board expects the Corporation's management to take the initiative in identifying opportunities and risks affecting the Corporation's business and finding ways to deal with these opportunities and risks for the benefit of the Corporation.  The Board is confident that the Corporation's management responds ably to this expectation.

Securities Authorized for Issuance under equity compensation plans

The following table sets forth the Corporation's compensation plans under which equity securities are authorized for issuance as at the end of the most recently completed financial year.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	2,185,500	$5.93	225,000
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	2,185,500	$5.93	225,000

Indebtedness to Corporation of Directors, Executive Officers and Senior Officers

No person who is, or at any time during the most recently completed financial year was, a director, proposed nominee for election as a director, executive officer, employee or former executive officer, director or employee of the Corporation or any of its subsidiaries, or any associate thereof, is, or at any time since the beginning of the most recently completed financial year of the Corporation has been, indebted to the Corporation, or had indebtedness to another entity during that period which was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation .

Interest of Informed Persons in Material Transactions

No informed person or proposed director of the Corporation and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of the Corporation's most recently completed financial year or in any proposed transaction which in either such case has materially affected or would materially affect the Corporation or any of its subsidiaries.

Appointment of Auditors

Shareholders will be asked to vote on the reappointment of KPMG LLP, Chartered Accountants, of Suite 3300 Commerce Court West, Toronto, Toronto, Ontario, as Auditors of the Corporation for the ensuing year at a remuneration to be fixed by the Directors.  Shareholders are asked to approve the appointment of KPMG LLP, Chartered Accountants, as the Auditors of the Corporation for the ensuing year and to authorize the directors to fix the remuneration to be paid the Auditors.

Auditors’ Fees

For the years ended December 31, 2006 and 2005, the Corporation paid the external auditors $179,227 as detailed below:

	2006	2005
Audit services	$70,000	$55,457
Audit related services	30,000	23,770
	$100,000	$79,227

Management Contracts

No management functions of the Corporation are performed to any substantial degree by a person other than the directors or executive officers of the Corporation.

Interest of Certain Persons in Matters to be Acted Upon

Except as set out herein, no person: (a) who has been a director or executive officer of the Corporation at any time since the commencement of the Corporation's last fiscal year; (b) who is a proposed nominee for election as a director of the Corporation; or (c) who is an associate or affiliate of a person included in subparagraphs (a) or (b), has material interest, direct or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the meeting.

Other Matters

Management of the Corporation is not aware of any other matter to come before the Meeting other than as set forth in the notice of meeting.  If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

Additional Information

Additional information relating to the Corporation is on SEDAR at www.sedar.com.  Shareholders may contact the Corporation at 106 Front Street East, Suite 400, Toronto, Ontario, Canada M5A 1E1 or by phone 416-367-9292 or by fax 416-367-2711 or by e-mail at info@seabridgegold.net to request copies of the Corporation's financial statements and MD&A.

Financial information is provided in the Corporation's comparative financial statements and MD&A for its most recently completed financial year which are filed on SEDAR.

The Corporation also files with the United States Securities and Exchange Commission and the American Stock Exchange and its 20-F is available at www.sec.gov/edgar.shtml.

Approval

The Board of Directors of the Corporation has approved the contents and sending of this Management Proxy Circular.

DATED this 7th day of May, 2007.

SEABRIDGE GOLD INC.

Rudi P. Fronk
President and CEO

“SCHEDULE A”

SEABRIDGE GOLD INC.

DISCLOSURE POLICY

BACKGROUND

•
Seabridge Gold Inc. [“Seabridge”] is committed to making full and timely disclosure of all material information related to the company and its operations and to complying with all aspects of the law in this respect.

•
Amendments to the Ontario Securities Act [“Act”] in December 2005 have created a new potential liability for a broad group of persons, including its directors, insiders and influential persons and Seabridge is a Reporting Issuer under the Act.

•
Seabridge and its directors, insiders and influential persons are potentially liable to personal liability for misrepresentations in corporate communications, including oral public statements, and for failure to make timely disclosure of material facts and changes thereto.

•
Under this legislation, investors have the right to sue a Reporting Issuer and its directors, officers, influential persons and experts for damages if they buy or sell shares in a company while there is an uncorrected misrepresentation or during the period when the issuer has failed to make timely disclosure of a material change.

•	Seabridge has approved this Disclosure Policy to help ensure that its commitment to full and timely disclosure is maintained at all times.

OBJECTIVE OF THE DISCLOSURE POLICY

•	Seabridge wishes to ensure that it has in place a reasonable system to ensure compliance with the Act, including written policies that set out the process to ensure that:

o	The Board is made aware of changes in the company’s affairs in a timely manner.

o	A proper assessment is made of information to determine if it is material information.

o	Disclosure of material information, and any corrections to previously disclosed information, is made in a timely way.

o	Blackout periods for insiders are appropriately determined, communicated and enforced until disclosure is made.

o	The system is monitored for its effectiveness.

DISCLOSURE POLICY

•	Seabridge will establish an internal Disclosure Committee composed of the CEO and Chairman of Seabridge.

•	The CEO and the CFO will report at each Board meeting as to whether they have knowledge of any material facts that should be disclosed.

•	The CEO will discuss, in a timely manner, all matters that he believes are likely to be material facts with a member of the Board who has relevant experience.

•	The Disclosure Policy will be kept current and posted on Seabridge's website.

•	The Policy will be subject to a review by the Disclosure Committee for its effectiveness on an annual basis and this review will be discussed with the Board.

•	The CEO will, on an annual basis, remind all employees of the existence of, and the need to comply with, the Disclosure Policy.

•
The Disclosure Committee will be responsible for determining blackout periods when insiders will not be allowed to trade in Seabridge’s shares, and for giving proper notification of the commencement and close of the blackout periods to all insiders.

•	All press releases will be reviewed with at least one independent member of the Board with relevant experience before issuance.

•
All presentations to analysts, shareholders and potential shareholders concerning Seabridge will use up-to-date content and will be posted in a timely manner on Seabridge's website.  The CEO will keep a log of all such presentations recording the audience, the date and nature and content of the presentation. The Chairman will review this log on a regular basis.

•	In all outside presentations forward looking information will be properly identified and appropriate cautionary statements on such content will be made.

Effective March 6, 2007